UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information to be included in statements filed pursuant to Rules 13d-1 (b), (c) and
(d) and amendments thereto filed pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. ___ )*

NeoStem, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

640650305

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

❒	Rule 13d-1(b)

❒	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ( “Act” ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 640650305                              Schedule 13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Shi Mingsheng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,087,432
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,087,432
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,087,432
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ❒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.9%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 640650305                              Schedule 13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jian Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,087,432
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,087,432
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,087,432
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ❒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.9%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 640650305                              Schedule 13G

1	NAME OF REPORTING PERSON Fullbright Finance Ltd I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ❒ (b) ❒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,087,432
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,087,432
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,087,432
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ❒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.9%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 640650305                              Schedule 13G

ITEM 1(a).	NAME OF ISSUER:

NeoStem, Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

420 Lexington Avenue, Suite 450 New York, NY 10170

ITEM 2(a).	NAME OF PERSON FILING:

(1) Mingsheng Shi

(2) Jian Zhang

(3) Fullbright Finance Ltd (the “Record Holder”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For all Filers:

859 Pan Xu Road
Suzhou, Jiangsu 215002
People’s Republic of China

ITEM 2(c)	CITIZENSHIP:

(1) Mingsheng Shi is a citizen of the People’s Republic of China.

(2) Jian Zhang is a citizen of the People’s Republic of China.

(3) Fullbright Finance Ltd is a British Virgin Islands corporation.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock (the “Common Stock”), par value $0.001 per share.

ITEM 2(e).	CUSIP NUMBER:

640650305

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13d-1(b) OR 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

CUSIP No. 640650305                              Schedule 13G

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Shi Mingsheng	4,087,432	10.9%	0	4,087,432	0	4,087,432
Zhang Jian M	4,087,432	10.9%	0	4,087,432	0	4,087,432
Fullbright Finance Ltd	4,087,432	10.9%	4,087,432	0	4,087,432	0

The Record Holder is the record owner of 3,047,432 shares of Common Stock of the Issuer, which includes: (1) 400,000 shares owned by the Record Holder prior to the consummation of the merger (the “Merger”) of China Biopharmaceuticals Holdings, Inc., a Delaware corporation (“CBH”), with and into CBH Acquisition LLC, a wholly-owned subsidiary of the Issuer; (2) 640,000 shares issued upon the conversion of 64,000 shares of the Insurer’s Series D Convertible Redeemable Preferred Stock on October 29, 2009; (3) 125,000 shares issued upon the consummation of the Merger; and (4) 1,882,432 shares agreed to be transferred to the Record Holder by certain directors and officers of CBH upon consummation of the Merger, and the transfer of said shares was closed on December 30, 2009. The acquisition of shares in (2), (3) and (4) was made by means of a registration statement under the Securities Act of 1933.

Mr. Mingsheng Shi and Madam Jian Zhang are the principal shareholders of the Record Holder and, as a result, Mr. Mingsheng Shi and Madam Jian Zhang have shared power to vote and to dispose of the securities of the Issuer held by the Record Holder. Therefore, Mr. Mingsheng Shi and Madam Jian Zhang may be deemed to beneficially own the securities reported herein.

Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, the Record Holder, Mr. Mingsheng Shi and Madam Jian Zhang may be deemed to be the beneficial owner of 1,040,000 Common Stock issuable upon the exercise of the warrants to purchase within sixty (60) days.

However, each of Mr. Mingsheng Shi and Madam Jian Zhang disclaims beneficial ownership of the shares beneficially owned by the Record Holder, except to the extent of his or her pecuniary interest therein.

The percentage was determined by dividing 4,087,432 by 37,552,700, the total number of outstanding shares of Issuer’s Common Stock, calculated based on 36,512,700 shares of Issuer’s Common Stock outstanding as of November 4, 2009, plus an additional 1,040,000 shares issuable upon the exercise of warrants held by the Record Holder to purchase shares of the Issuer’s Common Stock, resulting in an aggregate of 37,552,700.

CUSIP No. 640650305                              Schedule 13G

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

EXHIBIT	EXHIBIT A

Joint Filing Agreement dated February 8, 2010, between Mingsheng Shi, Jian Zhang and Fullbright Finance Ltd.

CUSIP No. 640650305                              Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2010

Mingsheng Shi	By: /s/ Kevin K. Tung, Esq.,
Attorney-in-Fact
Mingsheng Shi

Jian Zhang	By: /s/ Kevin K. Tung, Esq.,
Attorney-in-Fact
Jian Zhang

Fullbright Finance Ltd	By: /s/ Kevin K. Tung, Esq.,
Attorney-in-Fact
Name: Mingsheng Shi
Title: Chairman

CUSIP No. 640650305                              Schedule 13G

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, $0.001 at value per share, of NeoStem, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were on the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of February 8, 2010.

/s/ Mingsheng Shi
Mingsheng Shi

/s/ Jian Zhang
Jian Zhang

FULLBRIGHT FINANCE LTD

By: /s/ Mingsheng Shi
Name: Mingsheng Shi
Title:   Chairman